REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

Sopheon plc

We have audited the accompanying consolidated balance sheets of Sopheon plc as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, and cash flows for each of three years in the period ended December 31, 2002. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sopheon plc at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 21 of Notes to the Financial Statements).

As discussed in Note 1 to the financial statements, the group's recurring losses from operations and lack of funds raise substantial doubt about its ability to continue as a going concern. (Management's plans as to these matters are also described in Note 1.) The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ERNST & YOUNG LLP

Reading, England

July 3, 2003

SOPHEON **plc**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended December 31	Notes	2002	2001	2000
		£'000	£'000	£'000
TURNOVER	2	12,353	13,963	7,763
Cost of sales		(9,002)	(10,186)	(5,402)
GROSS PROFIT		3,351	3,777	2,361
Sales and marketing expenses		(5,437)	(7,281)	(3,450)
Research and development expenditure		(2,331)	(3,010)	(3,321)
Amortisation and impairment charges in respect of goodwill		(5,922)	(21,431)	(5,561)
Other administrative expenses		(5,727)	(6,792)	(2,759)
Total administrative expenses		(13,980)	(31,233)	(11,641)
OPERATING LOSS	3	(16,066)	(34,737)	(12,730)
Share of operating loss of associated undertaking		(46)	(63)	(76)
Interest receivable		260	373	950
Interest payable and similar charges	5	(327)	(204)	(89)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(16,179)	(34,631)	(11,945)
Tax on loss on ordinary activities	6	126	-	-
		_____	_____	_____
RETAINED LOSS FOR THE YEAR (1)		(16,053)	(34,631)	(11,945)
		_____	_____	_____
Loss per share – basic and diluted (pence)	7	(19.4)p	(76.2)p	(33.4)p
		_____	_____	_____

_____

(1)   A summary of the significant adjustments to the loss for the year that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 21 of Notes to the Financial Statements.

See accompanying Notes

SOPHEON **plc**

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year ended 31 December		*2002*	*2001*	*2000*
	£'000	*£'000*	*£'000*
Loss on ordinary activities after taxation		(16,053)	(34,631)	(11,945)
Exchange difference on retranslation				
of net assets of subsidiary undertakings		75	31	100
Total recognised gains and losses relating to the year		(15,978)	(34,600)	(11,845)

_____

The statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 21 of Notes to the Financial Statements

See accompanying Notes

4

SOPHEON plc

CONSOLIDATED BALANCE SHEET

At December 31	Notes	2002	2001
		£'000	*£'000*
FIXED ASSETS			
Intangible assets			
Goodwill	8	5,091	11,124
Less: Negative goodwill	8	(166)	(277)
		4,925	10,847
Tangible assets	9	900	2,159
Investments	10	-	46
		5,825	13,052
CURRENT ASSETS			
Debtors	12	2,660	3,592
Cash at bank and in hand	13	3,355	13,344
		6,015	16,936
CREDITORS: amounts falling due within one year	14	(6,332)	(8,584)
NET CURRENT (LIABILITIES) / ASSETS		(317)	8,352
TOTAL ASSETS LESS CURRENT LIABILITIES		5,508	21,404
CREDITORS: amounts falling due after more than one year			
Bank loan	15	-	(25)
6% Convertible Unsecured Loan Stock 2004	15	(2,569)	(2,553)

PROVISIONS FOR LIABILITIES AND CHARGES	16	(513)	(461)
		2,426	18,365

CAPITAL   **AND**   **RESERVES**

Called up share capital	18	4,147	4,116
Shares to be issued	19	465	465
Share premium account	19	45,380	45,372
Merger reserve	19	18,384	18,384
Other reserves	19	4,445	5,455
Profit and loss account	19	(70,395)	(55,427)
Shareholders' funds (all equity interests)(1)		2,426	18,365

_____

(1)   A summary of the significant adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set out in Note 21 of Notes to the Financial Statements

See accompanying Notes

SOPHEON plc

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31	Notes	2002	2001	2000
		£'000	£'000	£'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	3	(10,268)	(11,224)	(8,793)
RETURN ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received		260	373	950
Interest paid		(327)	(204)	(88)
Interest element of finance lease rental payments		-	-	(1)
		(67)	169	861
TAXATION				
Research and development tax credit		126	-	-
CAPITAL EXPENDITURE & FINANCIAL INVESTMENT				
Payments to acquire tangible fixed assets		(104)	(201)	(954)
Receipts from sales of fixed assets		18	-	-
		(86)	(201)	(954)
ACQUISITIONS AND DISPOSALS				
Purchase of subsidiary undertakings		-	(668)	(11,962)
Net cash acquired with subsidiary undertakings		-	13,705	(155)
Purchase of investment in associated undertaking		-	-	(164)
		-	13,037	(12,281)

MANAGEMENT OF LIQUID RESOURCES

Decrease / (increase) in short term deposits		8,186	(3,512)	(267)
NET CASH OUTFLOW BEFORE FINANCING		(2,109)	(1,731)	(21,434)
FINANCING				
Issues of ordinary share capital		39	1,567	20,222
Issue of convertible loan stock		-	2,553	-
Repayment of long-term loans		(51)	(36)	(30)
Repayment of capital element of finance lease		-	(1)	(8)
		(12)	4,083	20,184
(DECREASE) / INCREASE IN CASH	13	(2,121)	2,352	(1,250)

The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 21 of Notes to the Financial Statements.

See accompanying Notes

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS
1. ACCOUNTING POLICIES

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards, and on the going concern basis. At the year end the Group reported consolidated net current liabilities of £0.3m and gross cash resources of £3.4m. Whilst the cost base has been substantially reduced, the Group has continued to incur losses. Since the end of the year the directors have taken steps to restructure the business, initially through the divestiture of its US based Information Management ("IM") business to FIND/SVP Inc. ("FIND"), in respect of which a definitive agreement was signed on June 25, 2003 and which was completed on July 3, 2003. The gross value of the transaction amounted to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn outs. FIND will also assume approximately $2.1 million of net current liabilities and approximately $0.45 million of tangible fixed assets.

The directors also convened an Extraordinary General Meeting of the holders of the Company's 6% Convertible Unsecured Loan Stock, held on June 30, 2003, at which loan stockholders approved a resolution to extend the maturity date of the stock by a further year to June 2005 and amend the conversion price to 12p per share, contingent on the passing of a resolution to be put to ordinary shareholders at the forthcoming Annual General Meeting to increase the directors' authority to issue and allot shares.

On June 16, 2003 the Company issued 4,500,000 new ordinary shares by way of a placing for cash at 12p per share in order to provide additional working capital.

The directors believe that these steps will provide the group with adequate funding to support its activities through to the point at which they forecast that trading becomes cash generative. Nevertheless, the ability of the Group to continue as a going concern depends upon shareholders giving the approvals necessary to implement the rescheduling of the Convertible Loan Stock at the Annual General Meeting of the Company to be held on July 30, 2003 and upon the Group meeting the sales targets on which the trading forecasts for the Group are based, which include objectives for the Group's Accolade product that represent substantial growth over 2002. The directors have a reasonable expectation that these outcomes will occur, and that together they will provide adequate resources to enable the group to continue as a going concern. However, these outcomes are not certain. In the event that the maturity of loan stock not extended, or sales targets are not met, and in the absence of any other appropriate measures that might be available to the board, the cash generated from sales would continue to be insufficient to cover the cash outflows of the Group, and the going concern basis would cease to be appropriate.

The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these would include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of net realisable value on disposal, and provision for additional liabilities.

Basis of consolidation

The consolidated financial statements include the results of Sopheon plc (the "Company") and its subsidiary undertakings (together the "Group"). The results of Sopheon GmbH (formerly the Technology and Information Services Division of Aventis Research & Technologies) and of Orbital Software Holding plc and its subsidiaries have been included, using the acquisition method of accounting, since their respective dates of acquisition, June 29, 2001 and November 15, 2001.

Turnover

Turnover comprises amounts derived from the sale of goods and services and is stated net of value added tax.

Sales of software products are recognised on delivery, and when no significant vendor obligations remain. Revenues from implementation and post contract support services in respect of software sales are recognised as the services are performed. Periodic subscription revenue is recognised rateably over the subscription period. Transaction-based revenue is billed and recognised as the related services are rendered. Revenues relating to significant maintenance and support agreements are deferred and recognised over the period of the agreements.

Revenues and associated costs under long term contracts are recognised on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Tangible fixed assets

Tangible fixed assets are stated at historical cost, less accumulated depreciation. The costs of developing portals used to deliver products and services are capitalised as tangible fixed assets in accordance with UITF29. Tangible fixed assets are depreciated on a straight line basis over their expected useful lives over the following periods.

Computer equipment	3 years
Fixtures and fittings	4 to 5 years
Internet portals	3 years

Research and development

Research and development expenditure is written off as incurred. The cost of registering patents and trademarks are written off as incurred. Subsidies received from the European Union and other state agencies are credited to the profit and loss account over the period to which they relate.

Goodwill

Goodwill arising on consolidation is capitalised and amortised on a straight line basis over its estimated useful economic life, which in all cases is three years. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised is taken into account in determining the profit or loss on sale or closure.

Deferred   taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exception.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign   currencies

The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The profit and loss account is translated at the average rate of exchange. The exchange differences arising on the retranslation of subsidiary undertakings are, together with differences arising on the translation of long-term intra-Group funding loans which are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions

Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred. One of its subsidiary companies, Sopheon GmbH, is committed to providing certain pensions based on final pensionable salaries of employees. Its pension liabilities were measured when the subsidiary was acquired in 2001 using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liabilities. The provision will be used to offset the future payments to those employees.

Leasing

Assets held under finance leases, which are leases where substantially all risks and rewards of ownership of the assets have passed to the group are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under financial leases are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged to the profit and loss account over the period of the lease and represent a constant proportion of the balance of capital repayments outstanding. Rentals payable under operating leases are charged in the profit and loss account on a straight line basis over the lease term.

SOPHEON plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION

Turnover (excluding valued added tax) represents the amounts derived from the Group's principal activities which comprise (a) the design, development, production and marketing of software products together with associated implementation and consultancy services and (b) the provision of information and research services. The Group results are analysed between three geographical markets, the United States, the United Kingdom and the rest of Europe.

Analysis of turnover by area of activity

	2002	2001	2000
	£'000	£'000	£'000
Software and consultancy	3,307	3,654	4,912
Information and research services	9,046	10,309	2,851
	12,353	13,963	7,763

Analysis of operating loss by area of activity

	2002	2001	2000
	£'000	£'000	£'000
Software and consultancy	1,135	719	1,406
Information and research services	2,216	3,058	955
Gross margin	3,351	3,777	2,361
Sales and marketing expenses	(5,437)	(7,281)	(3,450)
Administrative expenses (including goodwill amortisation and impairment charge)	(13,980)	(31,233)	(11,641)
Operating loss	(16,066)	(34,737)	(12,730)

_____   _____   _____

14

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2. TURNOVER AND SEGMENTAL INFORMATION (Continued)

Analysis of turnover by geographical destination

	2002 £'000	2001 £'000	2000 £'000
United Kingdom	829	2,026	2,965
Rest of Europe	4,012	3,239	1,339
North America	7,391	8,471	3,459
Rest of World	121	227	-
	12,353	13,963	7,763

Analysis of turnover and operating loss by geographical origin

	Operating loss			Turnover		
	2002 £'000	2001 £'000	2000 £'000	2002 £'000	2001 £'000	2000 £'000
United Kingdom	4,686	9,016	4,934	945	2,253	3,942
Rest of Europe	1,146	1,651	1,735	4,032	3,239	500
United States of America	10,234	24,070	6,061	7,376	8,471	3,321
	16,066	34,737	12,730	12,353	13,963	7,763

Analysis of net assets by geographical origin

	2002 £'000	2001 £'000	2000 £'000

United Kingdom	162	602	5,182
Rest of Europe	92	1,033	476
United States of America	2,893	8,501	25,320
Unallocated cash and loans at Group level	(721)	8,229	7,318
	2,426	18,365	38,296

3. OPERATING LOSS

[a.] *This is stated after charging/(crediting):*

	2002	2001	2000
	£'000	£'000	£'000
Auditors' remuneration - audit services	90	90	67
Auditors' remuneration - non audit services	51	26	19
Research and development expenditure written off	2,331	3,010	3,321
Eureka and other EC subsidies	(69)	(19)	(78)
Foreign exchange losses / (gains)	15	(20)	(645)
Amortisation of goodwill	5,922	12,288	5,561
Impairment charge on goodwill	-	9,143	-
Depreciation of owned assets	1,280	1,175	405
Depreciation of assets held under finance leases	-	-	4
Operating lease rentals - land and buildings	1,015	916	411
Operating lease rentals - equipment and vehicles	135	191	173

During 2002 £Nil (2001: £95,000 and 2000 £114,000) was charged by the auditors in respect of due diligence and other work in connection with corporate transactions which has been capitalised or written off to share premium as appropriate.

(b) Reconciliation of operating loss to net cash outflow from operating activities

	2002	2001	2000
	£'000	£'000	£'000
Operating loss	(16,066)	(34,737)	(12,730)
Depreciation	1,280	1,175	409
Amortisation of goodwill	5,922	12,288	5,561
Impairment charge in respect of goodwill	-	9,143	-

Decrease/(increase) in debtors	948	1,669	(453)
(Decrease) in creditors and provisions	(2,352)	(762)	(1,580)
Net cash outflow from operating activities	(10,268)	(11,224)	(8,793)

4. STAFF COSTS

	2002	2001	2000
	£'000	£'000	£'000
Wages and salaries	10,580	12,506	6,834
Social security costs	960	1,082	579
Other pension costs	231	299	173
	11,771	13,887	7,586

The fees and emoluments of all directors were as follows:

	2002	2001	2000
	£'000	£'000	£'000
Fees and emoluments	388	409	490
Pension contributions	16	10	19
	404	419	509

Pension contributions are to personal defined contribution schemes and have been made for four directors who served during the year. The emoluments of the highest paid director were as follows:

	2002	2001	2000
	£'000	£'000	£'000
Salaries and fees	118	136	107
Benefits	6	4	3
Pension contributions to defined contribution scheme	2	2	4

Total			126		142	114

The average monthly number of employees during the year was made up as follows:

	2002	2001	2000
	Number	*Number*	*Number*
Development and operations	151	164	79
Sales and management	81	94	71
	232	258	150

5. INTEREST PAYABLE AND SIMILAR CHARGES

	2002	*2001*	*2000*
	£'000	*£'000*	*£'000*
Bank loans and overdrafts	155	115	49
Convertible loan stock	172	89	39
Finance charges on finance leases	-	-	1
	327	204	89

6. TAXATION

(a) Tax on loss on ordinary activities

The tax credit is made up as follows:

	2002	*2001*	*2000*
	£'000	*£'000*	*£'000*
Research and development tax credits in respect of prior years	126	-	-

(b) Factors affecting current tax credit

The differences between the Group's expected tax credit, using the Group's standard corporation tax rate of 38% (2001: 39% and 2000: 39%), comprising the weighted average rates of tax payable across the Group, and the Group's current tax credit in each year are as follows:

	2002	*2001*	*2000*
	£'000	*£'000*	*£'000*
Expected tax credit on loss on ordinary activities before tax	6,148	13,506	4,659
Amortisation and impairment charges in respect of goodwill	(2,250)	(8,358)	(2,169)

(Shortfall)/excess of tax depreciation compared to book depreciation	(102)	(80)	17
Losses in year not relievable against current tax	(3,796)	(5,068)	(2,507)
Research & development tax credits in respect of prior year	126	-	-
	—————-	—————-	—————-
Actual current tax credit (see Note 6(a))	126	-	-
	══════-	══════-	══════-

6. TAXATION (Continued)

(c) Deferred taxation

The Group has an unrecognised deferred tax asset arising from its unrelieved trading losses, which has not been recognised owing to uncertainty as to the level and timing of taxable profits in the future.

The unrecognised deferred tax asset is made up as follows:

	2002 £'000	2001 £'000	2000 £'000
Shortfall/(excess) of tax depreciation compared to book depreciation	104	2	(78)
Unrelieved trading losses	20,888	17,923	9,123
Unrecognised deferred tax asset	20,992	17,925	9,045

At 31 December 2002, tax losses estimated at £54,342,000 were available to carry forward by the Group, arising from historical losses incurred. These losses represent a potential deferred tax asset of £20,888,000. £14,712,000 of the tax losses, and £6,455,000 of the potential deferred tax asset, relate to Sopheon Corporation (Minnesota) and to Orbital Software Inc. The future utilisation of these losses may be restricted under section 382 of the US Internal Revenue Code, whereby the ability to utilise net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership.

Under Financial Reporting Standard 19, the unrecognised deferred tax asset in respect of trading losses can only be recognised if future taxable profits can be foreseen with a greater degree of certainty.

7. LOSS PER ORDINARY SHARE

The calculation of basic loss per ordinary share is based on a loss of £16,053,000 (2001 - £34,631,000 and 2000 £11,945,000), and on 82,669,430 (2001 - 45,471,220 and 2000 - 35,732,477) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the purpose of calculating the diluted loss per ordinary share are identical to those used for calculating the basic loss per ordinary share. This is because the exercise of share options and warrants and the conversion of the 6% Convertible Loan Stock 2004 would have the effect of reducing the loss per ordinary share and is therefore not dilutive under the terms of Financial Reporting Standard 14.

8. INTANGIBLE FIXED ASSETS

	Goodwill *£'000*	*Negative goodwill* *£'000*
Cost		
At January 1, 2001	36,751	-
Additions	1,509	(332)
At December 31, 2001	38,260	(332)
Additions	-	-
At December 31, 2002	38,260	(332)
Amortisation		
At January 1, 2001	5,806	-
Provided during the year	12,265	(55)
Impairment charge	9,065	-
At December 31, 2001	27,136	(55)
Provided during the year	6,033	(111)
At December 31, 2002	33,169	(166)

Net book value

At December 31, 2002	5,091	(166)
At December 31, 2001	11,124	(277)

The impairment charge in 2001 resulted from an evaluation of the recoverable value of goodwill, carried out in accordance with the requirements of Financial Reporting Standard 11, and using a discount rate of 15% per annum.

9. TANGIBLE FIXED ASSETS

	Computer Equipment	*Furniture & fittings*	*Internet Portals*	*Total*
	£'000	*£'000*	*£'000*	*£'000*
Cost				
At January 1, 2001	1,959	438	820	3,217
Acquired with subsidiary undertakings	586	110	-	696
Additions	149	52	-	201
Disposals	(2)	(9)	-	(11)
Exchange adjustments	18	1	22	41
At December 31, 2001	2,710	592	842	4,144
Additions	91	13	-	104
Disposals	(89)	(129)	-	(218)
Exchange adjustments	(68)	(14)	(81)	(163)
At December 31, 2002	2,644	462	761	3,867
Depreciation				
At January 1, 2001	662	145	23	830
Provided during the year	687	193	295	1,175
Disposals	-	(8)	-	(8)
Exchange adjustments	(7)	(2)	(3)	(12)
At December 31, 2001	1,342	328	315	1,985
Provided during the year	836	159	285	1,280

Disposals	(80)	(115)	-	(195)
Exchange adjustments	(47)	(6)	(50)	(103)
At December 31, 2002	2,051	366	550	2,967

Net **book** **value**

At December 31, 2002	593	96	211	900
At December 31, 2001	1,368	264	527	2,159

SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. INVESTMENTS

Investment in associated undertaking	*Share of net tangible assets* £'000	*Goodwill* £'000	*Total* £'000
At January 1, 2001	103	157	260
Share of retained loss	(63)	-	(63)
Amortisation of goodwill	-	(79)	(79)
Impairment charge	-	(78)	(78)
Exchange difference	6	-	6
At December 31, 2001	46	-	46
Share of retained loss	(46)	-	(46)
At December 31, 2002	-	-	-

The investment in associated undertaking is a 25% interest in Pro-GRAM BV, a joint venture with three Dutch teaching hospitals, involved in the provision of software solutions for the medical and healthcare market. However, the activity channelled through Pro-GRAM BV was at a low level during 2002.

11. BUSINESS COMBINATIONS

Acquisition of Teltech Resource Network Corporation

On September 15, 2000 the Group completed the acquisition of Teltech Resource Network Corporation. The consideration for the entire share capital of Teltech Resource Network Corporation comprised $15,163,000 in cash (equivalent to £10,775,000 at the exchange rate prevailing on September 15, 2000), 2,094,105 ordinary shares of Sopheon plc and options to acquire 718,292 ordinary shares in Sopheon plc with an aggregate exercise price of £1,641,000, as well as attributed costs of £1,187,000. The market value of ordinary shares in Sopheon plc on September 15, 2000 was 565p. Accordingly, the total cost recorded in respect of the acquisition was £26,211,000.

Analysis of the acquisition of Teltech Resource Network Corporation:

	Book value and fair value
	£'000
Net assets at the date of acquisition:	
Tangible fixed assets	1,546
Debtors	2,572
Cash	893
	5,011
Borrowings under line of credit	(1,048)
Creditors falling due within one year	(3,244)
Deferred subscription income	(1,956)
Creditors falling due in more than one year	(1,375)
Net deficit	(2,612)
Goodwill arising on acquisition	28,823
	26,211

29

Discharged by:	
Fair value of shares issued	11,832
Fair value of options issued	2,417
Attributable costs	1,187
Cash	10,775
	——————
	26,211
	══════

In the view of the directors there were no fair value adjustments required.

11. **BUSINESS COMBINATIONS** **(Continued)**

Teltech Resource Network Corporation contributed £2,474,000 to the Group's net operating outflow and utilised £302,000 for capital investment. Teltech Resource Network Corporation had turnover of $15,892,000 (£10,595,000) and a loss before tax of $5,501,000 (£3,667,000) in the year ended December 31, 2000 (year ended December 31, 1999 turnover of $16,199,000 (£10,799,000) and loss before tax of $92,000 (£61,000)).

The summarised profit and loss account of Teltech Resource Network Corporation for the period from January 1, 2000 to September 15, 2000 (the effective date of acquisition) is as follows:

	£'000
Turnover	7,405
Operating loss	(1,775)
Other interest expense	(176)
Loss before and after tax	(1,951)

There were no recognised gains and losses other than the loss for the period.

Acquisition of Sopheon GmbH

Sopheon GmbH was incorporated on February 9, 2001 to acquire the Technology and Information Services Division of Aventis Research & Technologies GmbH & Co KG, which was completed on June 29, 2001. The consideration for the acquisition comprised 822,598 ordinary shares of Sopheon plc as well as attributable costs of £80,000. In addition, deferred consideration estimated at £465,000 is payable in the form of Sopheon shares if Sopheon GmbH meets certain profit targets. The market value of Sopheon shares on the date of completion was 58.5p and accordingly the total cost recorded in respect of the acquisition was £1,026,000.

11. **BUSINESS COMBINATIONS** **(Continued)**

Analysis of the acquisition of Sopheon GmbH:

	Book value and fair value
	£'000
Net assets at the date of acquisition:	
Tangible fixed assets	302
Deferred costs	190
Cash	1,828
	——————
	2,320
Creditors falling due within one year	
Accruals	(241)
Deferred subscription income	(250)
Creditors falling due in more than one year	
Pension provision	(471)
	——————
Net assets	1,358
Goodwill arising on acquisition	(332)
	——————
	1,026
	═══════
Discharged by:	
Fair value of shares issued	481
Fair value of deferred consideration	465
Attributable costs	80
	——————

1,026

_____

In the view of the directors there were no fair value adjustments required.

The deferred consideration is payable in the form of Sopheon shares and is dependant upon the profitability of Sopheon GmbH in the years 2001 to 2003. The maximum amount payable is 1,533,000. During the period from acquisition, Sopheon GmbH contributed £218,000 to the Group's net operating cash outflow and utilised £15,000 for capital investment.

Including the unaudited results of the predecessor business, Sopheon GmbH had turnover of £5,817,000 and a profit before tax of £54,000 in the year ended December 31, 2001. Amounts for the year ended December 31, 2000 are not available, since the predecessor business formed part of a larger division of the vendor. The summarised profit and loss account for the period from January 1, 2001 to June 29, 2001 (the date of acquisition) is as follows:

	£'000
Turnover	2,952
Profit before tax	46

There were no recognised gains and losses other than the profit for the period.

11. BUSINESS COMBINATIONS (Continued)

Acquisition of Orbital Software Holdings plc ("Orbital")

On October 22, 2001 the Group announced an agreed share offer for the whole of the share capital of Orbital, on the basis of eight Sopheon shares for every nine Orbital shares. The offer was declared wholly unconditional on November 15, 2001. The consideration for the acquisition comprised 40,016,715 ordinary shares of Sopheon plc. Attributable acquisition costs amounted to £931,000. In addition, holders of Orbital in-the-money share options accepted proposals whereby such options were exchanged for 660,066 Sopheon share options at 6.193p per share. The market value of Sopheon shares on the date of completion was 30p and accordingly the total cost recorded in respect of the acquisition was £13,096,000.

Analysis of the acquisition of Orbital	*Book value and fair value*
	£'000
Net assets at the date of acquisition:	
Tangible fixed assets	394
Debtors	417
Short-term bank deposits	10,208
Cash	1,669
	12,688
Creditors falling due within one year	(1,076)
Creditors falling due in more than one year	(25)
Net assets	11,587
Goodwill arising on acquisition	1,509
	13,096

Discharged by:

Fair value of shares issued	12,005
Fair value of share options issued	157
Attributable costs	934
	_____
	13,096
	==========

In the view of the directors there were no fair value adjustments required.

During the period from acquisition, Orbital contributed £817,000 to the Group's net operating cash outflow and utilised £2,000 for capital investment. For the nine months to December 31, 2001, Orbital had turnover of £359,000 and a loss before tax of £6,934,000 in the year ended December 31, 2001 (year ended March 31, 2001 turnover of £1,090,000 and loss before tax of £5,874,000). The summarised unaudited profit and loss account for the period from April 1, 2001 to November 15, 2001 (the date of acquisition) is as follows:

	£'000
Turnover	227
	_____
Operating loss	(6,587)
Interest receivable	510
Interest payable	(3)
	_____
Loss before tax	(6,080)
	==========

There were no recognised gains and losses other than the loss for the period.

12. DEBTORS

	2002	2001
	£'000	£'000
Trade debtors	1,683	2,489
Other debtors	202	121
Prepayments and accrued income	775	982
	2,660	3,592

13. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation of net cash flow to movement in net funds.

	2002	2001	2000
	£'000	£'000	£'000
(Decrease) / increase in cash	(1,803)	1,907	(93)
(Increase) / decrease in overdrafts and lines of credit	(318)	445	(1,157)
Net (decrease) / increase in cash and cash equivalents	(2,121)	2,352	(1,250)
Issue of convertible loan stock	-	(2,553)	-
Repayment of term loans	51	36	39
Repayments of capital elements of finance leases	-	1	8
Cash inflow from change in liquid resources	(8,186)	3,512	267
Change in net debt resulting from cash flows	(10,256)	3,348	(936)
Loans and finance leases acquired with subsidiary	-	(63)	-
Conversion of convertible loan stock	-	-	1,571
Exchange adjustments	80	(27)	30
Other	(16)	-	-

	_____	_____	_____
Movement in net funds	(10,192)	3,258	665
	_____	_____	_____
Net funds at January 1	10,003	6,745	6,080
	_____	_____	_____
Net debt at December 31	(189)	10,003	6,745
	_____	_____	_____

0SOPHEON plc
NOTES TO THE FINANCIAL STATEMENTS (Continued)

13. NOTES TO STATEMENT OF CASH FLOWS (Continued)

[a.] Analysis of changes in net funds / (debt)

	Cash at bank	*Short term deposits/ liquid*	*Overdrafts and lines of credit*	*Convertible loan stock*	*Finance leases*	*Term loans/ Total resources*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*
At January 1, 2000	747	7,004	-	(1,571)	(100)	6,080
Cashflow	(93)	267	(1,127)	-	47	(906)
Conversion of convertible loan stock	-	-	-	1,571	-	1,571
At December 31, 2000	654	7,271	(1,127)	-	(53)	6,745
Cashflow	1,907	3,512	445	-	37	5,901
Exchange adjustment	-	-	(27)	-	-	(27)
Issue of convertible loan stock	-	-	-	(2,553)	-	(2,553)
Acquisitions	-	-	-	-	(63)	(63)
At December 31, 2001	2,561	10,783	(709)	(2,553)	(79)	10,003
Cashflow	(1,803)	(8,186)	(318)	-	51	(10,256)
Exchange adjustment	-	-	80	-	-	80

Other	-	-	-	(16)	-	(16)

At December 31, 2002	758	2,597	(947)	(2,569)	(28)	(189)

14. **CREDITORS:** amounts falling due within one year

	2002 £'000	2001 £'000
Overdrafts and bank lines of credit	947	709
Current instalments due on bank loan	28	54
Trade creditors	1,280	2,781
Other taxes and social security costs	320	282
Accruals and deferred income	3,527	4,528
Other creditors	230	230
	6,332	8,584

The bank line of credit is secured against the trade debtors of Sopheon Corporation Minnesota and bears interest at a rate of 3% above US prime rate.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15. CREDITORS: amounts falling due after more than one year

	2002	2001
	£'000	£'000
6% Convertible Unsecured Loan Stock 2004	2,569	2,553
Bank loan: amounts falling due		
From one to two years	-	25
	2,569	2,578

£2.6 million nominal of 6% Convertible Unsecured Loan Stock 2004 ("the Stock"), with 557,143 detachable warrants to subscribe for Sopheon shares, was issued at par on June 20, 2001. The Stock is convertible at any time prior to redemption at a conversion rate of 46p per Sopheon share. In the event that the Company makes an offer of Sopheon shares by way of rights issue, placing, open offer or similar issue at an issue price of less than 46p per share, the conversion rate will be adjusted to equal the offering price for such Sopheon shares. The instrument currently requires that such conversion rate shall not be reduced below 31.5p per share. The exercise price of the warrants, which expired unexercised on June 19, 2003, was 70p per Sopheon share. The Stock is redeemable on June 20, 2004 or earlier at the Company's option. Holders of the Loan Stock approved at an Extraordinary General Meeting of stockholders held on June 30, 2003 changes to the terms of the Stock, which are described in Note 1 and are contingent on shareholders giving necessary authorisation for the allotment of shares at the Annual General Meeting of the Company to be held on July 30, 2003

The bank loans comprise i) a sterling asset purchase facility at an implicit rate of 8.8% and is repayable in 36 equal installments from October 1999 and ii) a sterling loan made under the Small Companies Loan Guarantee Scheme, bearing interest at 3% over bank base rate, in respect of which the lender holds a guarantee for 85% of the loan facility from the Department of Trade and Industry.

16. PROVISIONS FOR LIABILITIES AND CHARGES

	2002	2001
	£'000	£'000
Pension provision		
At January 1	461	-
Acquisitions during year	-	461

Additional amounts provided during year	21	-
Exchange adjustment	31	-
At December 31	513	461

The pension provision represents the commitment of Sopheon GmbH to provide certain pensions based upon final pensionable salary. The provision represents an actuarial calculation of the pension liabilities, as at the date of acquisition of Sopheon GmbH, based upon the following actuarial assumptions:

Increase in salaries	2.75%
Discount rate	6.25%
Inflation assumption	1.75%

Additional amounts have been provided during 2002 on a basis consistent with the above actuarial calculation.

17. OBLIGATIONS UNDER LEASES

The Group had no amounts due under finance leases and hire purchase contracts. At December 31, 2001 and 2002 the Group had annual commitments under operating leases as set out below.

	Land & buildings 2002 £'000	Other 2002 £'000	buildings 2001 £'000	Land & Other 2001 £'000
Operating leases which expire:				
within one year	417	26	450	43
in two to five years	328	99	684	105
Totals	745	125	1,134	148

18.   **SHARE**   **CAPITAL**

Authorized	2002	2001	2000
Number *of* *shares*			
Ordinary shares of 5p each	125,000,000	125,000,000	60,000,000
Deferred shares of 15p each	-	-	19,228,885
£			
Ordinary shares of 5p each	6,250,000	6,250,000	3,000,000
Deferred shares of 15p each	-	-	2,884,333

Allotted, called up and fully paid	2002	2001	2000
Number *of* *shares*			
Ordinary shares of 5p each	82,933,309	82,311,575	38,624,913
Deferred shares of 15p each	-	-	19,228,885
£			
Ordinary shares of 5p each	4,146,665	4,115,579	1,931,246
Deferred shares of 15p each	-	-	2,884,333
	4,146,665	4,115,579	4,815,579

On January 18, 2000 25,000 ordinary shares were issued for cash to exercising holders of share options at 20p each and 30,000 ordinary shares were issued at 145p per share in consideration for the provision of marketing services together with a payment of 20p per share in cash. On February 1, 2000 400,000 ordinary shares were issued for cash to an exercising holder of share options at 20p each.

On March 9, 2000 2,500,000 ordinary shares of Sopheon plc were placed with institutions at a price of 800p per share, realising net proceeds of £18,953,000 after attributed costs of £1,047,000. On March 22, 2000 a further 122,500 ordinary shares were issued for cash at a price of 800p per share to certain of the Company's advisers from their commissions or fees arising from the placing.

On April 25, 2000 20,000 ordinary shares were issued for cash to an exercising holder of share options at 20p each, and 45,000 ordinary shares were issued at 145p per share in consideration for the provision of marketing services together with a payment of 20p per share in cash. On May 25, 2000 10,000 ordinary shares were issued for cash to an exercising holder of share options at 89.5p each.

On June 30, 2000 the authorized share capital of the Company was increased to £5,884,333 by the creation of an additional 17,097,039 ordinary shares of 5p each, and on July 31, 2000 1,075,971 ordinary shares were issued pursuant to the exercise of conversion rights attaching to the £1,571,920 5% convertible loan stock.

On September 15, 2000 2,094,105 ordinary shares were issued as part consideration for the acquisition of Teltech Resource Network Corporation and on December 12, 2000 a further 491 ordinary shares representing fractional entitlements were placed for cash at 180p per share.

On October 10, 2000 170,000 ordinary shares were issued for cash pursuant to the exercise of share options, comprising 120,000 shares at 120p each, 30,000 shares at 150p each and 20,000 shares at 177.5p each

On June 1, 2001 17,441 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option and 7,114 ordinary shares were issued at 146p by way of deferred consideration to the vendors of Lessenger BV

On June 28, 2001 3,471,191 ordinary shares were issued to Aventis Research & Technologies GmbH & Co. KG, of which 822,598 were issued at 58.5p as consideration for the acquisition of Sopheon GmbH and 2,648,593 ordinary shares were issued for cash at 58.5p per share.

On June 29, 2001 at the Annual General Meeting shareholders approved the purchase for cancellation of the issued deferred shares of 15p each in the Company. Following such cancellation, the unissued deferred shares of 15p each were subdivided and re-designated as unissued ordinary shares of 5p each.

On September 12, 2001 20,000 ordinary shares were issued for cash at 20p per share pursuant to the exercise of a share option.

On November 7, 2001 at an Extraordinary General Meeting convened to approve the acquisition of Orbital Software Holdings plc, the authorised share capital of the Company was increased to £6,250,000 consisting of 125,000,000 ordinary shares of 5p each.

On November 15, 2001, the offer to acquire the share capital of Orbital Software Holdings plc ("Orbital") was declared wholly unconditional. On December 4, 2001 Sopheon plc, having received acceptances to the offer in respect of over 90% of the issued share capital of Orbital, initiated the procedure under section 429 of the Companies Act 1985 to acquire compulsorily the remaining Orbital shares. Pursuant to the offer, 40,016,715 ordinary shares were issued at 30p per share as consideration for the acquisition of 100% of the issued share capital of Orbital.

On November 23, 2001 18,941 ordinary shares were issued for cash pursuant to the exercise of share options, comprising 1,500 shares at 184p each and 17,441 shares at 8.6p each.

On December 11, 2001 17,441 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.

SOPHEON   plc

NOTES   TO   THE   FINANCIAL   STATEMENTS   (Continued)

18.   SHARE   CAPITAL   (Continued)

On December 21, 2001 8,720 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option, and on December 28, 2001 109,099 ordinary shares were issued at 565p per share by way of incentive payments to certain US members of staff, including 41,666 ordinary shares issued to A. Michuda, a director of Sopheon plc, pursuant to terms agreed at the time of the acquisition of Teltech Resource Network Corporation

On January 16, 2002 39,242 ordinary shares were issued for cash at 8.6p per share and 4,760 ordinary shares were issued at 6.193p per share pursuant to the exercise of share options.

On March 15, 2002 4,360 ordinary shares were issued for cash at 8.6p per share pursuant to the exercise of a share option.

On May 3, 2002 450,623 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On June 26, 2002 7,672 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

On December 5, 2002 115,077 ordinary shares were issued for cash at 6.193p per share pursuant to the exercise of a share option.

Contingent   rights   to   subscribe   for   Sopheon   shares

At December 31, 2000 there were outstanding 900,000 warrants to subscribe for Sopheon shares at a price of 146p per share. In December 2000 the latest date for exercise of the warrants was extended from December 31, 2000 to March 31, 2001. The warrants were issued in July 1998 to the subscribers of £1,570,920 5% Convertible Loan

Stock referred to above.   The warrants expired unexercised on March 31, 2001.

On June 19, 2001 Sopheon issued £2.6 million of Convertible Unsecured Loan Stock (the "Stock") with 557,143 detachable warrants to subscribe for Sopheon shares. On November 7, 2001 at an Extraordinary General Meeting of holders of the Stock, the conversion rate of the Stock was reduced to 46p, the market price for Sopheon shares prevailing immediately before the announcement of the offer for Orbital. In the event of any further offering of Sopheon shares taking place prior to conversion, whether by way of rights issue, placing, open offer or similar issue, the conversion rate shall be adjusted to the higher of offering price, if lower than 46p, and 31.5p.

Holders of the Loan Stock approved at an Extraordinary General Meeting of stockholders held on June 30, 2003 changes to the terms of the Stock, which are described in Note 1 and are contingent on shareholders giving necessary authorisation for the allotment of shares at the Annual General Meeting of the Company to be held on July 30, 2003.

The warrants, which were exercisable at 70p per share during the period June 20, 2002 to June 19, 2003, have expired unexercised.

Employee share option schemes

On August 28, 1996 the directors adopted, and the Company in general meeting approved, a share option scheme to provide for the grant to certain directors and employees of PolyDoc NV (renamed Sopheon NV) of options over Sopheon ordinary shares in exchange for the surrender by such directors and employees of their existing options over shares in PolyDoc NV, and to provide for further grants of share options to employees of the Sopheon group subject to Dutch tax. On the same date the directors adopted, and the Company in general meeting approved, the Sopheon Executive Share Option Scheme in a form approved by the Inland Revenue. Subsequently an unapproved executive share option scheme was established with terms similar to the approved scheme.

Pursuant to the acquisition of AppliedNet Limited in November 1999, share options granted under the AppliedNet unapproved share option scheme were released in exchange for the grant of new options over Sopheon ordinary shares. These share options remain subject to the rules of the AppliedNet unapproved scheme.

On September 29, 2000, following the acquisition of Teltech Resource Network Corporation, the directors adopted the Sopheon plc (USA) Stock Option Plan, under which share options can be granted either as qualifying Incentive Stock Options (ISOs) or as Non-Qualifying Options (NQOs).

Pursuant to the acquisition of Orbital Software Holdings plc in November 2001, share options granted under the Orbital Software Group Limited Share Option Scheme were released in exchange for the grant of 660,066 new options over Sopheon ordinary shares. These options remain subject to the rules of the Orbital Software Group Limited Share Option Scheme.

At the Annual General Meeting of the Company held on May 29, 2002, shareholders approved an increase to a maximum of 6,000,000 Sopheon ordinary shares over which options may be granted under any employee share option scheme.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18. SHARE CAPITAL (Continued)

A summary of options granted under the share option schemes at December 31, 2002 is set out below.

Year of grant	Number	Exercise Price (£)	Exercise Period From	To
1996	40,000	0.2000	08-28-96	07-21-06
1998	12,500	1.7000	06-29-98	06-29-03
1998 (1)	21,800	0.0860	12-29-01	12-29-08
1999	2,500	1.4150	01-20-02	01-20-09
1999	35,000	1.4250	28-04-99	28-04-04
1999 (2)	42,500	1.5000	04-28-00	04-28-09
1999 (1)	8,720	0.8732	06-01-02	06-01-09
1999 (1)	8,720	0.8732	10-01-02	10-01-09
1999 (2) (3)	52,500	1.5000	11-03-00	11-03-09
1999	10,000	1.5000	11-03-02	11-03-09
1999 (3)	100,000	1.5000	11-22-02	11-22-09
2000 (2)	12,000	5.7900	01-24-01	01-24-10
2000	3,000	6.0725	01-25-01	01-25-10
2000 (2)	10,000	9.6000	02-08-01	02-08-10
2000 (2)	10,500	4.9500	06-28-01	06-28-10
2000 (2)	25,000	5.0000	06-26-01	06-26-10
2000	48,500	4.9500	06-28-03	06-28-10
2000	15,000	4.2750	10-02-03	10-02-10
2000 (2)	92,584	4.2750	10-02-01	10-02-10
2000 (2)	10,000	3.7250	11-15-01	11-15-10
2000	5,000	1.6000	12-31-03	12-31-10
2000 (2)	115,022	1.6000	12-31-01	12-31-10
2001	18,000	1.0000	04-01-02	04-01-03
2001	87,000	0.7750	05-02-04	05-02-11
2001 (2)	166,536	0.7750	05-02-02	05-02-11

2001 (4)	79,632	0.0619	09-14-01	09-14-08
2002	781,000	0.1475	04-30-05	04-30-12
2002	378,825	0.1475	04-30-02	04-30-12
2002 (2)	1,745,410	0.1475	04-30-03	04-30-12

[1.] Arising from options held by employees of AppliedNet and rolled over into Sopheon options. One fourth of these options become exercisable each year starting on the date indicated. All other options become exercisable in full from the date indicated. Includes options which are contingent upon certain performance targets. Arising from options held by employees of Orbital Software Holdings plc and its subsidiaries and rolled over into Sopheon options.

Other share options

Fully vested options to subscribe for 718,292 Sopheon ordinary shares at prices between £1.84 and £5.15 were granted on September 15, 2000 as part of the consideration payable in respect of the acquisition of Teltech Resource Network Corporation. These options, with exercise dates between June 7, 2001 and July 31, 2010, are held by the vendors of Teltech. At December 31, 2002 311,760 of such options had lapsed, 1,500 had been exercised, and 405,032 remained outstanding, in respect of which the aggregate exercise price was £1.1 million.

SOPHEON plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19. SHAREHOLDERS' FUNDS

	Share capital £'000	*Shares to be issued £'000*	*Share Premium Account £'000*	*Merger reserve £'000*	*Other reserves £'000*	*Profit & Loss Account £'000*
At January 1, 2000	4,491	10	10,020	7,940	-	(8,982)
Arising on share issues	325	-	33,300		-	-
Shares to be issued	-	620	-	-	-	-
Issue of share options	-	-	-	-	2,417	-

Retained loss for the year	-	-	-	-	-	(11,945)
Exchange adjustment	-	-	-.	-	-	100
At December 31 2000	4,816	630	43,320	7,940	2,417	(20,827)
Purchase	and			cancellation		
of deferred shares	(2,884)	-	-	-	2,884	-
Arising on share issues	2,184	(630)	2,052	10,444	(6)	-
Shares to be issued	-	465	-	-	-	-
Issue of share options	-	-	-	-	160	-
Retained loss for the year	-	-	-	-	-	(34,631)
Exchange adjustment	-	-	-	-	-	31
At December 31, 2001	4,116	465	45,372	18,384	5,455	(55,427)
Arising on share issues	31	-	8	-	-	-
Lapsing of share options	-	-	-	-	(1,010)	1,010
Retained loss for the year	-	-	-	-	-	(16,053)
Exchange adjustment	-	-	-	-	-	75
At December 31, 2002	4,147	465	45,380	18,384	4,445	(70,395)

The reserve arising from issue of share options in connection with acquisitions has reduced by £1,010,000 during 2002 as a result of the lapsing of certain share options, as disclosed in Note 18, due to the option-holders ceasing to be employed by the Group.

The amount recorded in respect of "Shares to be issued" represents deferred consideration in respect of the acquisition of Sopheon GmbH, to be satisfied by the issue of Sopheon shares to the vendors, and which is dependant upon the profitability of Sopheon GmbH in the years 2001 to 2003. The maximum amount payable is Euro 1,533,000.

Other reserves comprise:

	2002	*2001*	*2000*

	£'000	£'000	£'000
Capital redemption reserve	2,884	2,884	-
Reserve arising from issues of share options in connection with acquisitions	1,561	2,571	2,417
	4,445	5,455	2,417

NOTES TO THE FINANCIAL STATEMENTS (Continued)
20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS
Interest rate risk profile of financial liabilities

The financial liabilities of the Group at each year end are set out below.

	2002 £ '000	2001 £ '000
Floating rate line of credit – US Dollar	917	641
Floating rate overdraft – Sterling	29	68
Fixed rate loans – Sterling	28	78
Fixed rate 6% Convertible Unsecured Loan Stock 2004	2,569	2,553
	3,543	3,340

Other than the 6% Convertible Loan Stock 2004, these financial liabilities bear interest rates that are based on local bank rates.

Interest rate risk profile of financial assets

The financial assets of the Group at each year end comprise cash or cash deposits on money market deposit at call and monthly rates. The amounts were as follows

	2002 £ '000	2001 £ '000
Floating rate		
Sterling	1,848	10,511
Euro	749	1,805
	2,597	12,316
Non-interest bearing		

Sterling	161	806	
US Dollar		379	115
Euro	218	107	
		758	1,028
Total financial assets		3,355	13,344

20. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

Currency exposures

The table below shows the Group's transactional currency exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating currency of the operating unit involved, and have arisen only in operating units with a functional currency of Sterling.

	Net foreign currency monetary assets		
	US dollar	*Euro*	*Total*
	£'000	*£ '000*	*£ '000*
2001 Sterling	10	272	282
2002 Sterling	123	-	123

Maturity of financial liabilities

The maturity profile and interest rates of the Group's financial liabilities at each relevant period or year end is as set out in Notes 14 and 15.

Borrowing facilities

The Group had no undrawn committed facilities available at each relevant period or year end, apart from overdraft facilities and lines of credit.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities are set out below. Finance leases are included in the analysis of long term borrowings. The directors consider that there were no material differences between the book values and fair values of all the Group's financial assets and liabilities at each year end.

	Book value		
	2002	*2001*	
	£ '000		*£ '000*
Cash and short-term deposits	3,355	13,344	
Bank overdrafts and lines of credit	(946)	(709)	
Current portion of long-term borrowings	(28)	(54)	
Long-term borrowings	-		(25)
Convertible Unsecured Loan Stock 2004	(2,569)		(2,553)

21. **DIFFERENCES** **BETWEEN** **UNITED** **KINGDOM** **AND** **UNITED** **STATES** **GENERALLY** **ACCEPTED** **ACCOUNTING** **PRINCIPLES**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ from generally accepted accounting principles in the United States ("U.S. GAAP").

The following is a summary of the adjustments to profit after tax for the financial year and shareholders' funds which would have been required if U.S. GAAP had been applied instead of U.K. GAAP.

Equity *instruments* *issued* *in* *exchange* *for* *services*

Under UK GAAP, the value of equity instruments issued in exchange for services and debt are valued at their intrinsic value determined at the date those instruments are issued. Under US GAAP, the value of such equity instruments is their fair value, measured at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached; or (ii) the date at which the counterparty's performance is complete.

Under US GAAP, an additional charge of £641,000, in respect of the year ended December 31, 2000 would have arisen in connection with:

a) equity instruments issued by the Company in exchange for marketing services; and

b) equity instruments issued in connection with royalty arrangements.

The equity instruments issued in exchange for marketing services were reflected in an agreement to issue equity instruments, the measurement date for which was March 20, 2000. The equity instruments in connection with royalty arrangements were issued on June 26, 2000. The fair market value of the equity instruments was calculated using the Black Scholes valuation model. The market values of the underlying ordinary shares at the relevant dates, used in the computation of fair value for the purposes of the valuation, were 1,022p (on March 30, 2000) and 500p (on June 26, 2000) respectively. Other assumptions used were an expected life of 2.5 years, a risk-free rate of interest of 5% and volatility of 95%.

Convertible *loan* *stocks* *with* *detachable* *warrants*

Under UK GAAP, the accounting for loan stock with a non-detachable conversion feature should not anticipate conversion, and accordingly no fair value is attributed to the conversion feature. Under US GAAP, the conversion feature should be valued on an intrinsic value basis if it is "in the money" at the date of issue. Where loan stocks are issued with detachable warrants, US GAAP requires the proceeds of the issue to be allocated between the debt and the warrants. Under US GAAP a fair value is to be attributed to the warrants and the Black-Scholes method has been used.

On July 31, 1998 the Company issued £1,571,000 of 5% Convertible Loan Stock with 900,000 detachable warrants. The conversion price for the Convertible Loan Stock and the exercise price for the detachable warrants were 146p per share. The market price for the underlying shares on July 31, 1998 was 197.5p. The conversion terms were valued for US GAAP purposes at their intrinsic value of £554,000. Amortised evenly over the two year life of the loan, this discount would have given rise to a charge under US GAAP of £161,000 in the year ended December 31, 2000. In addition, a charge of £219,000 would have arisen in that year under US GAAP related to the detachable warrants, the total value of which has been computed as £747,000 and amortised over the two-year life of the underlying convertible loan stock. Other assumptions used in the Black Scholes calculation were an expected life of 2.4 years, a risk-free interest rate of 7% and a volatility of 35%.

21.   DIFFERENCES   BETWEEN   UNITED   KINGDOM   AND   UNITED STATES   GENERALLY   ACCEPTED   ACCOUNTING   PRINCIPLES   (Continued)

Convertible   loan   stocks   with   detachable   warrants   (continued)

On June 19, 2001 the Company issued £2,600,000 of 6% Convertible Loan Stock with 557,143 detachable warrants. The conversion price for the Convertible Loan Stock was set at 70p and the exercise price for the detachable warrants was 70p. The terms of the Convertible Loan Stock provided that the conversion price would be adjusted downwards, should the company, prior to the expiry of the conversion rights, undertake a placing or similar issue of new shares at a price of less than 70p per share in which case the conversion price should be adjusted to equal such lower placing price. The market price for the underlying shares on June 19, 2001 was 61p. The conversion terms thus had no intrinsic value at the date of issue of the Loan Stock. As regards the detachable warrants, charges of £83,000 and £73,000 would have arisen in the years ended December 31, 2001 and 2002, respectively, under US GAAP. The fair value of the detachable warrants at June 19, 2001 has been computed as £156,000 and is being amortised over the two-year life of the underlying convertible loan. Other assumptions used in the Black Scholes calculation were an expected life of 1.5 years, a risk-free interest rate of 5.24% and a volatility of 104%.

Revenue   recognition

Sales of software products are recognised on delivery and when no significant vendor obligations remain, in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition". The Company also provides implementation and post contract support services for certain of these software products. As the implementation services offered by the Company in respect of these arrangements are not essential to the functionality of the software, can be performed by other suppliers, and are described in the arrangement such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of these services, these services are accounted for as a separate element of the arrangement. Vendor specific evidence of fair value is established by reference either to established price lists or billable rates, which correspond to the actual price charged for these elements when they are sold separately. In respect of the service elements, revenue is recognised as the services are performed.

Where the Company sells software which includes a significant element of customer specific development, the entire arrangement, including the software component, is accounted for in accordance with AICPA Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue is recognised using the percentage of completion method.

Revenues   relating   to   significant   Post-contract   support   agreements   (generally   maintenance   agreements)   are   deferred   and   recognised   over   the   period   of   the   agreements.

Periodic subscription revenue is recognised ratably over the subscription period. Estimated losses on fixed fee long-term subscription contracts are recorded when identified. Deferred revenue results from the billing of subscription amounts in advance of when the services are rendered. Transaction-based revenue is billed and recognised as the related services are rendered.

SOPHEON **plc**

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Acquisition accounting

For UK GAAP, the purchase price in respect of an acquisition where all or part of the consideration is in the form of equity instruments is based on the market price of the acquiror's shares on the date the transaction becomes unconditional. For US GAAP, the purchase price should be based on the average market price over a reasonable period before and after the announcement of the transaction.

For UK GAAP purposes, the entire excess of the purchase price over the net assets acquired is treated as goodwill. For US GAAP purposes, a proportion of the excess purchase price is allocated to identifiable intangible assets.

a) Acquisition of AppliedNet Limited

The acquisition of AppliedNet became unconditional on October 27, 1999 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 129p. The acquisition was announced on October 28, 1999. For US GAAP purposes, taking a period covering a few days around the announcement date gives a price of 140p for Sopheon shares, increasing the overall purchase price for AppliedNet by £704,000. For UK GAAP purposes, the excess of the purchase price over the net assets acquired of £7,766,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets.

The analysis of this allocation, together with the estimated useful lives to be applied for amortisation purposes, based on an independent third-party valuation, is as follows:

Category	Allocation £'000	Estimated Life (Years)
Assembled workforce	617	4
Customer list	1,389	2
Current technology	1,389	5
Goodwill	5,075	3
Total		8,470

60

The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US GAAP purposes is to decrease the amortisation charged, as compared with that charged for UK GAAP purposes, on goodwill by £913,000 in the year ended December 31, 2000 and £904,000 in the year ended December 31, 2001, and to increase the amortisation charged, as compared with that charged for UK GAAP purposes, on other intangible assets by £1,142,000 in the year ended December 31, 2000 and £1,013,000 in the year ended December 31, 2001. As a result of the impairment charge referred to in Note e) below, the goodwill and other intangible assets relating to AppliedNet have been fully written off for both UK GAAP and US GAAP purposes.

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

[a.] *Acquisition of Teltech Resource Network Corporation ("Teltech")*

The acquisition of Teltech became unconditional on September 15, 2000 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 565p. The acquisition was announced on March 3, 2000. For US GAAP purposes, taking a period covering a few days either side of the announcement date gives a price of 1,325p for Sopheon shares, increasing the overall purchase price for Teltech by £19,959,000.

For UK GAAP purposes, the excess of the purchase price over the net deficiency acquired of £28,823,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets. The analysis of this allocation, together with the estimated useful lives to be applied for amortisation purposes, based on an independent third-party valuation, is as follows:

Category	*Allocation* *£'000*	*Estimated* *Life (Years)*
Assembled workforce	2,469	3
Customer list	8,025	3
Patented technology	926	5
In process research and development	494	Immediate write off
Goodwill	36,868	3
Total		48,782

The effect of the increase in the purchase price and the allocation of purchase price to intangible assets required for US GAAP purposes is to increase the amortisation charged, as compared with that charged for UK GAAP purposes, by £651,000 on goodwill and £1,529,000 on other intangible assets in the year ended December 31, 2000 and by £2,399,000 on goodwill and £3,599,000 on other intangible assets in the year ended December 31, 2001. As a result of the impairment charge referred to in Note e) below, the value of goodwill and other intangible assets relating to Teltech has been reduced to £9,678,000 both for the purposes of UK GAAP and US GAAP as at December 31, 2001. Under US GAAP, any amount of

unamortised goodwill that has not been amortised with effect from January 1, 2002, upon implementation of FAS 142, but the carrying value of such goodwill will be subject to review for impairment on an annual basis. Furthermore, under US GAAP, as described in note f), the residual value attributable to the assembled workforce at January 1, 2002 is subsumed within goodwill. This amounts to £445,000.

The carrying value of the goodwill resulting from the acquisition on Teltech Resource Network Corporation has been reviewed for impairment at December 31, 2002 as a result of which a further impairment charge of £4,914,000 is considered appropriate under US GAAP. Under US GAAP the amounts attributable to other intangible assets have continued to be amortised in 2002. Such amortisation under US GAAP amounted to £949,000 in 2002. The aggregate of these two charges under US GAAP of £5,865,000 may be compared with the goodwill amortisation charge in 2002 under UK GAAP of £5,530,000

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c)   *Acquisition of Sopheon GmbH*

The acquisition of Sopheon GmbH (the technology and information services division of Aventis Research & Technologies) became unconditional on June 28, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 58.5p. The acquisition was announced on June 26, 2001. For US GAAP purposes, taking a period covering a few business days either side of the announcement date gives a price of 58p for Sopheon shares. Under UK GAAP the purchase price included an amount of £465,000 in respect of contingent deferred consideration, comprising equity securities of Sopheon plc which would fall to be issued to the vendor if certain profit targets are met. Under US GAAP such contingent consideration is not recognised in computing the purchase price until the contingency is resolved.

The acquisition of Sopheon GmbH gave rise to negative goodwill for the purposes of UK GAAP. Under US GAAP the excess of the cost of acquiring Sopheon GmbH over the sum assigned to the assets and liabilities acquired is allocated as a reduction to all the acquired assets except current assets. Any excess remaining after reducing the assigned assets is recognised as an extraordinary gain. In this instance for the purposes of US GAAP an excess of £495,000 would have been recognised as an extraordinary gain in the year ended December 31, 2001.

d)   *Acquisition of Orbital Software Holdings plc ("Orbital")*

The acquisition of Orbital became unconditional on November 15, 2001 on which date the closing market value of Sopheon shares, which is used for UK GAAP purposes, was 30p. The acquisition was announced on October 22, 2001. For US GAAP purposes, taking a period covering a few business days either side of the announcement date gives a price of 38p for Sopheon shares, increasing the overall purchase price for Orbital by £3,251,000.

For UK GAAP purposes, the excess of the purchase price over the net assets acquired of £11,587,000 was treated as goodwill. For US GAAP purposes, part of the excess has been allocated to identifiable intangible assets. The analysis of this allocation is set out below. In accordance with US GAAP the goodwill arising on the acquisition of Orbital Software Holdings plc is not being amortised (FAS 142 on acquisitions post June 30, 2001).

Category	Allocation Estimated £'000	Life (years)
Customer list	385	3
Current technology	1,515	3

Goodwill	2,860
	————————
Total	4,760
	————————

The effect of the allocation of purchase price to intangible assets and the reversal of the amortisation charge under UK GAAP required for US GAAP purposes is to increase the amortisation charged as compared with that charged for UK GAAP purposes by £11,000 in the year ended December 31, 2001.   Under US GAAP, any amount of unamortised goodwill has not been amortised with effect from January 1, 2002, upon implementation of FAS 142, but the carrying value of such goodwill will be subject to review for impairment on an annual basis.

The carrying values of the goodwill and intangible assets resulting from the acquisition on Orbital Software Holdings plc have been reviewed for impairment at December 31, 2002 as a result of which impairment charges of £2,839,000 in respect of goodwill and £211,000 in respect of intangible assets are considered appropriate under US GAAP. The impairment charge in respect of intangible assets has been assessed after taking into account amortisation charges under US GAAP of £1,214,000.

21.   DIFFERENCES   BETWEEN   UNITED   KINGDOM   AND   UNITED STATES   GENERALLY   ACCEPTED   ACCOUNTING   PRINCIPLES   (Continued)

e)   *Goodwill impairment charge*

Under both UK GAAP and US GAAP the value of goodwill should be reviewed if there has been a change of circumstances, which suggests that the carrying value of that asset may not be recoverable. The Company carried out an impairment review under UK GAAP of the goodwill arising from the acquisitions of AppliedNet and Teltech, which resulted in an impairment charge of £9,065,000 being made in the financial statements for the year ended December 31, 2001 to reduce the aggregate carrying value of goodwill in respect of AppliedNet and Teltech to £9,678,000. Under US GAAP an impairment review would result in carrying values for the goodwill in respect of AppliedNet and Teltech being in all material respects the same as under UK GAAP and accordingly under US GAAP a reduction to the cost of goodwill and other intangibles of £14,508,000 and £5,220,000, respectively, would be required in 2001.

f)   *Goodwill amortisation*
Under UK GAAP goodwill has continued to be amortised during 2002.   No further impairment charge was required under UK GAAP at December 31, 2002.   Under US GAAP on adoption of FAS 142 at January 1, 2002 amortisation of goodwill is no longer permitted but the carrying value of goodwill is reviewed annually for impairment.   As indicated in paragraphs b) and d) above, further impairment charges would be required at December 31, 2002 under US GAAP in respect of goodwill and intangible assets of £7,753,000 and £211,000 respectively.

Under US GAAP the reduced carrying value of goodwill or an intangible asset following an impairment review is accounted for as its new cost, whereas under UK GAAP the impairment is classified as additional amortisation and accordingly the historical cost is not reduced.   Also under US GAAP, on adoption of FAS 142, any residual amount attributable to the value of the assembled workforce is subsumed into goodwill.

Foreign   currency   assets
The Group treats goodwill arising on acquisitions of overseas subsidiaries as a sterling asset. Under US GAAP goodwill arising on overseas acquisitions is treated as a currency asset and is subject to the impact of foreign currency movements, For the purposes of US GAAP for the year ended December 31, 2002 a foreign exchange loss of £860,000 (2001: gain £1,248,000 and

2000: loss £2,706,000) in respect of the goodwill and other intangibles arising on the acquisition of Teltech, would be reflected in the consolidated statement of comprehensive income.

Stock *based* *compensation*

The Company elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees", in accounting for employee stock options, because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognised in the financial statements.

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Income

The effect of the adjustment to retained loss for the year which would be required if US GAAP were to be applied instead of UK GAAP is summarised as follows:

	2002	*2001*	*2000*
	£'000	*£'000*	*£'000*
Retained loss for the year as reported in the consolidated profit and loss account in accordance with UK GAAP	(16,053)	(34,631)	(11,945)
Adjustments:			
Operating expenses – equity instruments issued in exchange for services	-	-	(641)
Tangible assets depreciation adjustment	131	78	-
Amortisation of goodwill	6,033	(1,453)	262
Amortisation of negative goodwill	(111)	(55)	-
Amortisation of other intangible assets	(1,582)	(4,665)	(2,671)
Impairment charge - goodwill	(7,753)	(5,443)	-
Impairment charge - other intangible assets	(211)	(5,220)	-
Interest payable and similar charges	(73)	(83)	(380)
Extraordinary gain	-	495	-
Net loss as adjusted to accord with US GAAP	(19,619)	(50,977)	(15,375)
Comprising:			
Loss before extraordinary gain	(19,619)	(51,472)	(15,375)
Extraordinary gain	-	495	-
Net loss as adjusted to accord with US GAAP	(19,619)	(50,977)	(15,375)

Per share as so adjusted (basic and diluted)

Loss before extraordinary gain	(23.8)p	(113.2)p	(43.0)p
Extraordinary gain	-	1.1 p	-
Net loss	(23.8)p	(112.1)p	(43.0)p
Shares used in computing amounts per share	82,669,430	45,471,220	35,732,477

21.   DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated   Statement   of   Comprehensive   Income

Comprehensive income under US GAAP is as follows:

	2002	2001	2000
	£'000	£'000	£'000
Net loss in accordance with US GAAP	(19,619)	(50,977)	(15,375)
Exchange differences on re-translation of net assets and results of subsidiary undertakings	(785)	1,279	(2,606)
Comprehensive loss in accordance with US GAAP	(20,404)	(49,698)	(17,981)

Shareholders'   funds

The effect of the adjustment to shareholders' funds which would be required if US GAAP were to be applied instead of UK GAAP is summarised as follows:

	2002	2001
	£'000	£'000
Shareholders' funds as reported in the consolidated balance sheet under UK GAAP	2,426	18,365
Adjustments:		
Fixed assets		
Intangible assets - goodwill		
-Cost	(35,924)	(27,399)
-Amortisation	33,007	26,953
Intangible assets - negative goodwill		
-Cost	332	332
-Amortisation	(166)	(55)
Intangible assets - other		

-Cost	2,667	3,739
-Amortisation	(884)	(53)
Tangible assets		
-Cost	(302)	(302)
-Depreciation	209	78
Creditors: amounts falling due after more than one year		
6% Convertible Unsecured Loan Stock 2004	-	73
Shareholders' equity as adjusted to accord with US GAAP	1,365	21,731

SOPHEON plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated statements of cash flows

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP but they differ, however, with regard to classification of items within them and as regards the definition of cash and cash equivalents.

Under UK GAAP, cash is defined as cash in hand and at bank and deposits repayable on demand less bank overdrafts. Under US GAAP, cash and cash equivalents would not include bank overdrafts but would include cash deposits repayable within three months at inception. Under UK GAAP, cash flows are presented separately for operating activities, returns on investment, acquisitions, equity dividends, management of liquid resources and financing. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and return on investments and servicing of finance shown under UK GAAP would be included in the determination of cash flows from operating activities under US GAAP. Under US GAAP, the payment of dividends would be included as a financing activity and capital expenditure and financial investment and acquisitions would be reported within investing activities.

The categories of cash flow under US GAAP can be summarised as follows:

	2002	*2001*	*2000*
	£'000	*£'000*	*£'000*

Cash outflow from operating activities	(10,129)	(11,082)	(7,902)
Cash (outflow)/inflow from investing activities	(86)	12,836	(13,235)
Cash (outflow)/inflow from financing activities	(12)	4,083	20,184
(Decrease)/increase in cash and cash equivalents	(10,227)	5,837	(953)
Cash and cash equivalents at beginning of year	12,635	6,798	7,751
Cash and cash equivalents at end of year	2,408	12,635	6,798

SOPHEON plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22. POST BALANCE SHEET EVENTS

On June 16, 2003 the Company issued 4,500,000 new ordinary shares by way of a placing for cash at 12p per share to raise £540,000 (before expenses) for additional working capital.

On June 25, 2003 the Company entered into a definitive agreement with FIND/SVP Inc.("FIND") for the divestiture of its US based Information Management business. The gross value of the transaction amounts to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn outs. FIND will also assume approximately $2.1 million of net current liabilities and approximately $0.45 million of tangible fixed assets. The transaction completed on July 3, 2003.

On June 30, 2003 the Company held an Extraordinary General Meeting of the holders of the 6% Convertible Loan Stock of the Company at which a resolution was passed to extend the maturity date of the stock by a further year to June 2005, and amend the conversion price to 12p per share. The resolution of stockholders is conditional on the passing by ordinary shareholders of a resolution to be proposed at the Annual General Meeting on July 30, 2003 to increase the directors' authority to issue and allot shares.